Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

October 5, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 5, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from Lumen Technologies, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common Stock, no par value per share

We further certify that the security described above has been approved by the Exchange for listing and registration.

The Exchange also certifies its approval for listing and registration of the following securities of Qwest Corporation (a wholly-owned subsidiary of the Registrant), guaranteed by the Registrant, Inc., under the Exchange Act of 1934:

6.500% Senior Notes due 2051, denominations of $25

6.750% Senior Notes due 2052, denominations of $25

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi